Fathom, LLC
Statements of Operations
For the years ended December 31, 2016 and 2015
(unaudited)

	2016	2015
Sales	$ -	$ -
Cost of sales	-	-
Gross profit	-	-
Operating expenses:		
Professional fees	3,562	-
Officer compensation	24,784	4
Rent and utilities	4,448	547
Finance costs	15,274	-
Development & startup costs	55,612	5,859
General and administrative	9,704	1,645
Total operating expenses	113,384	8,055
Net loss from operations	(113,384)	(8,055)
Other income (expense)		
Interest expense	(1,604)	(1,012)
Grants and other income	9,111	5,000
Total other income (expense)	7,507	3,988
Net Loss	$ (105,877)	$ (4,067)
Loss per unit, basis & diluted	$ (1.39)	$ (0.10)
Weighted average units outstanding - Basic and fully diluted	76,000	40,000

See independent accountants' review report

The accompanying notes are an integral part of these financial statements